EXHIBIT 99.1

News Release dated April 18, 2016, Suncor Energy to provide enhanced disclosure for investors

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to provide enhanced disclosure for investors

Calgary, Alberta (April 18, 2016) – Suncor today announced that enhanced disclosure around carbon risk and its lobbying activities will be provided in the 2016 Report on Sustainability to be issued in July.

As part of this enhanced disclosure, Suncor will provide further information about how the company is expected to succeed in a low carbon future.  Regarding lobbying practices, Suncor will expand its disclosure by publishing its policy on lobbying and political donations, and list trade associations that lobby government to which Suncor pays membership dues of greater than $50,000 and $100,000 per year. Suncor will continue to disclose its political donations as has been done in the past.

“Suncor has a demonstrated track record of transparent reporting as evidenced by the disclosure we provide in our Report on Sustainability, and our recognition by the Carbon Disclosure Project and the Dow Jones Sustainability Index,” said Steve Williams, president and chief executive officer. “We believe additional disclosure about the resilience of our business strategy in a transition to a low carbon future benefits shareholders and stakeholders.”

Suncor’s enhanced disclosure is consistent with its strong focus on sustainability, reflects its openness to engage with shareholders and stakeholders and reflects best practice within the energy industry in Canada.

A presentation summarizing Suncor’s perspective and Management’s recommendation on the two proposed shareholder resolutions described in Suncor’s Management Proxy Circular 2016 dated February 25, 2016 is available on its website.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: Suncor’s planned enhanced disclosure around carbon risk and lobbying activities and the timing thereof; and Suncor’s belief that additional disclosure about the resilience of our business strategy in a transition to a low carbon future benefits shareholders.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis, Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com